

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)



28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
50788 Kuala Lumpur, Malaysia.
20323833 Fax: 03-21615304
Cable: Gentotel-Kuala Lumpur

28 January 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the acquisition of a subsidiary company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **28/01/2005 02:52:42 PM**
Submitted by **RESORTS WORLD** on **28/01/2005 06:02:17 PM**
Reference No **RW-050128-5C780**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **RESORTS WORLD BHD**
* Stock name : **RESORTS**
* Stock code : **4715**
* Contact person : **MR TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE ACQUISITION OF A SUBSIDIARY COMPANY

* **Contents :-**

We wish to announce that Resorts World Bhd has acquired the following company as a subsidiary:

1.	Name of Company	Eastern Wonder Sdn Bhd (Company No. 677615-M)
2.	Date of acquisition	28 January 2005
3.	Place of incorporation	Malaysia
4.	Purchase consideration Mode of Payment	RM2/- Cash
5.	Percentage interest Number and type of shares	100% 2 ordinary shares of RM1/- each.
6.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid wholly-owned subsidiary is not expected to have any effect on the Group's profit for 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: